UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended November 15, 2007

COMMISSION FILE NUMBER: 0-22216

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-For Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT LIST

31	CEO Certificate
32	CFO Certificate
99.1	MD&A September 30, 2007
99.2	News release, dated November 14, 2007, Third quarter results, Phase 2 Underground Drilling commences

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: November 16, 2007	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman

Financial Statements
(Unaudited)
(A Development Stage Company)
September 30, 2007

Index

Balance Sheets
Statements of Operations, Comprehensive Income and Deficit
Statements of Cash Flows
Notes to Financial Statements

The Company’s auditors have not reviewed these financial statements for the period ended September 30, 2007.

   CANADIAN ZINC CORPORATION
        (a development stage company)
        Balance Sheets
        (Unaudited)

	September 30,	December 31,
	2007	2006
	(unaudited)	(audited)
ASSETS

Current
Cash and cash equivalents	$14,800,094	$13,608,364
Short-term investments (Note 3)	17,181,426	15,478,718
Marketable securities (Note 4)	100,000	250,000
Other receivables and prepaid expenses	304,595	269,426

Total Current Assets	32,386,115	29,606,508

Resource interests (Note 5)	35,806,301	26,700,256
Plant and equipment (Note 6)	389,880	455,422

Total Assets	$68,582,296	$56,762,186

LIABILITIES

Current
Accounts payable	$2,122,287	$451,098
Accrued liabilities	156,736	13,249

Total Current Liabilities	2,279,023	464,347

Asset retirement obligation (Note 7)	1,437,801	1,380,120
Future income tax (Note 11)	3,863,600	1,134,000

Total Liabilities	7,580,424	2,978,467

SHAREHOLDERS' EQUITY

Share capital (Note 8)	66,316,292	59,993,621

Contributed surplus (Note 9)	7,610,974	6,478,846
Accumulated other comprehensive income	-	-
Deficit	(12,925,394)	(12,688,748)

Total Shareholders’ Equity	61,001,872	53,783,719

Total Liabilities and Shareholders’ Equity	$68,582,296	$56,762,186

Subsequent events (Note 12)

Approved by the Board of Directors:

“John F. Kearney”	“Robert Gayton”
Director	Director

        See accompanying notes to the interim financial statements.

        CANADIAN ZINC CORPORATION

        (a development stage company)

        Statements of Operations, Comprehensive Income and Deficit

        (Unaudited)

	Three Months ended September 30, 2007	Three Months ended September 30, 2006	Nine Months ended September 30, 2007	Nine Months ended September 30, 2006
Income Interest Income	$375,231	$237,104	$1,026,339	$643,955
Expenses
Amortization of furniture and equipment	1,054	1,111	2,975	3,293
Listing and regulatory fees	9,502	3,069	54,605	33,226
Management compensation	58,500	59,000	185,700	254,600
Office and general	131,512	115,099	291,120	288,652
Professional fees	57,658	48,188	219,173	178,775
Project evaluation	-	-	39,009	29,506
Shareholder and investor communications	92,775	49,386	320,403	184,471
Stock based compensation	-	-	-	191,473
Write down on marketable securities (Note 4)	25,000	-	150,000	-
	376,001	275,853	1,262,985	1,163,996
Net loss	(770)	(38,749)	(236,646)	(520,041)

Other comprehensive income/(loss)	-	-	-	-

Comprehensive loss	$(770)	$(38,749)	$(236,646)	$(520,041)

Deficit, beginning of period	$(12,924,624)	$(11,683,624)	$(12,688,748)	$(11,202,332)

Net loss	(770)	(38,749)	(236,646)	(520,041)

Deficit, end of period	$(12,925,394)	$(11,722,373)	$(12,925,394)	$(11,722,373)

Loss per share - basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.01)
Weighted average number of common shares outstanding– basic and diluted	117,266,961	94,625,611	111,094,708	92,872,557

        See accompanying notes to the interim financial statements.

        CANADIAN ZINC CORPORATION

        (a development stage company)

        Statements of Cash Flows

        (Unaudited)

	Three Months ended September 30, 2007	Three Months ended September 30, 2006	Nine Months ended September 30, 2007	Nine Months ended September 30, 2006

Operating Activities
Loss for the period	$(770)	$(38,749)	$(236,646)	$(520,041)
Adjustment for items not involving cash:
- Amortization of furniture and equipment	1,054	1,111	2,975	3,293
- write down on marketable securities	25,000	-	150,000	-
- Stock based compensation	-	-	-	191,473
Change in non-cash working capital items:
- other receivables and prepaid expenses	(109,491)	(45,037)	(35,169)	(109,540)
- accounts payable and accrued liabilities	1,220,755	226,016	1,814,676	1,257,192
	1,136,548	143,341	1,695,836	822,377

Financing Activities
Capital stock issued and subscribed, net of issuance costs	9,770,659	157,853	10,184,398	9,850,960

Investing Activities
Purchase of equipment	(8,341)	(97,171)	(39,973)	(176,206)
Short-term investments	7,818,468	-	(1,702,708)	-
Reclamation security deposits	-	-	(30,000)	(205,000)
Deferred exploration and development costs, excluding amortization and accretion	(4,867,385)	(3,079,116)	(8,915,823)	(4,636,100)

	2,942,742	(3,176,287)	(10,688,504)	(5,017,306)

Increase (decrease) in cash and cash equivalents	13,849,949	(2,875,093)	1,191,730	5,656,031

Cash and cash equivalents, beginning of period	950,145	24,595,000	13,608,364	16,063,876

Cash and cash equivalents, end of period	$14,800,094	$21,719,907	$14,800,094	$21,719,907

Supplemental Information:
Interest paid	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$-

        See accompanying notes to the interim financial statements.

        CANADIAN ZINC CORPORATION

        (a development stage company)

        Notes to Financial Statements

        For the Nine Months ended September 30, 2007

        (Unaudited)

1.	Basis of Presentation

These unaudited financial statements have been prepared in accordance with Canadian generally accepting accounting principles (“Canadian GAAP”) for interim financial information and follow the same accounting policies and methods of application as the most recent audited financial statements of the Company for the year ended December 31, 2006. These interim financial statements do not include all the information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the Company's audited financial statements and the notes thereto for the year ended December 31, 2006.  In management's opinion, all adjustments considered necessary for fair presentation have been included in these financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.  Certain comparative figures have been reclassified to conform to the current period's presentation.

2.           Changes in Accounting Policy

On January 1, 2007, the Company adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 1530, “Comprehensive Income,” Section 3251, “Equity,” Section 3855, “Financial Instruments – Recognition and Measurement,” Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges.” These new accounting standards provide the requirements for the recognition, measurement, disclosure and presentation of financial instruments, the use of hedge accounting and also establish standards for reporting and presenting comprehensive income. The standards were adopted retroactively without restating prior periods. The Company also adopted, effective January 1, 2007, Section 1506, “Accounting Changes.”

(a)	Section 1530, “Comprehensive Income” and Section 3251, “Equity”

Section 1530, “Comprehensive Income” requires the presentation of comprehensive income and its components in a new financial statement. Comprehensive income is the change in the net assets of a company arising from transactions, events and circumstances not related to shareholders. Section 3251, “Equity,” establishes standards for the presentation of equity and changes in equity during the reporting period.

The Company had no other comprehensive income or loss transactions for the three and nine month periods ended September 30, 2007 and no opening or closing balances of accumulated other comprehensive income or loss as at January 1, 2007.

(b)	Section 3855, “Financial Instruments – Recognition and Measurement”

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial instruments are required to be measured at fair value on initial recognition, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as loans and receivables, held for trading, held-to-maturity, available-for-sale or other liabilities. The classification depends on the purpose for which the financial instruments were acquired, their characteristics and/or management’s intent. Management determines the classification of financial assets and financial liabilities at initial recognition and, except in very limited circumstances, the classification is not changed subsequent to such initial recognition.

        CANADIAN ZINC CORPORATION

        (a development stage company)

        Notes to Financial Statements

        For the Nine Months ended September 30, 2007

        (Unaudited)

2.           Changes in Accounting Policy (continued)

(b)	Section 3855, “Financial Instruments – Recognition and Measurement” (continued)

Loans and receivables

Loans and receivables are initially recognized at fair value including direct and incremental transaction costs and are subsequently measured at amortized cost, using the effective interest method. The classification of the Company’s other receivables did not have any impact on the interim financial statements.

Held for trading

Financial assets and liabilities that are purchased and incurred with the intention of generating income in the near term are classified as held-for-trading. Financial instruments included in this category are initially recognized at fair value and transaction costs are taken directly to net income along with gains and losses arising from changes in fair value. The Section also permits a company to designate any financial instrument irrevocably on initial recognition as held for trading.

Short term investments and cash equivalents totaling approximately $29.1 million were classified as held for trading on January 1, 2007. The classification did not have a material impact on the interim financial statements.

On January 1, 2007, the Company also designated its marketable securities (see Note 4) as held for trading in the amount of $250,000. The classification did not have a material impact on the interim financial statements at that time.

Held-to-maturity

Held-to-maturity investments are financial assets with fixed or determinable payments that the Company has the intention and ability to hold to maturity. These are initially recognized at fair value including direct and incremental transaction costs and are subsequently valued at amortized cost using the effective interest rate method. The Company did not classify any financial assets as held-to-maturity on January 1, 2007.

Available-for-sale

Available-for-sale assets are financial assets that are designated as available-for-sale and are not categorized into any other categories as described above. These assets are initially recognized at fair value including direct and incremental transaction costs and are subsequently held at fair value with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale when the cumulative gain or loss is transferred to net income. The Company had no financial assets designated as available-for-sale on January 1, 2007.

Other liabilities

If not classified as held for trading, financial liabilities are classified as other liabilities. After initial measurement at fair value, other liabilities are measured at amortized cost using the effective interest rate method. Gains or losses are recognized in net income in the period when the liability is derecognized. The classification of the Company’s accounts payable and accrued liabilities as other liabilities had no material impact on the interim financial statements.

        CANADIAN ZINC CORPORATION

         (a development stage company)

        Notes to Financial Statements

        For the Nine Months ended September 30, 2007

        (Unaudited)

2.           Changes in Accounting Policy (continued)

(c)	Section 3861, “Financial Instruments – Disclosure and Presentation”

Section 3861 establishes standards for the disclosure and presentation of financial instruments as determined in accordance with Section 3855 above. The new disclosure requirements are extensive and include methods and significant assumptions used to determine fair value and disclosure by fair value source such as quoted market prices, valuation techniques with observable inputs and valuation techniques with certain inputs that are not observable.

(d)	Section 3865, “Hedges”

Section 3865 sets out standards that are applicable for a company that chooses to designate a hedging relationship for accounting purposes. This Section specifies how hedge accounting is applied and what disclosures are required if it is applied. The recommendations of this Section are optional and are only required if applying hedge accounting. The adoption of this Section has no impact to the Company’s financial statements as no hedge accounting has been applied.

(e)	Section 1506, “Accounting Changes”

Section 1506 establishes criteria for changing accounting policies together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or required by the transitional provisions of a primary source of GAAP or where impracticable to determine. In addition, voluntary changes in accounting policy are made only when the change results in more relevant and reliable information. The Company has not made any voluntary changes in accounting policies since the adoption of the revised standard.

3.           Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of three months or more when purchased.  As at September 30, 2007, short-term investments were valued at $17,181,426 (December 31, 2006 - $15,478,718).

4.           Marketable Securities

On December 21, 2006, the Company participated in a private placement and subscribed to 5,000,000 Units of Ste. Genevieve Resources Ltd. at $0.05 per Unit for a total of $250,000.  Each Unit consists of one common share and one common share purchase warrant entitling the holder to acquire an additional common share at a price exercisable at $0.06 on or before December 29, 2008.  The market value as at September 30, 2007 was $100,000 (December 31, 2006 - $300,000). The loss in market value has been recorded in the Statement of Operations in accordance with the Company’s designation of the marketable securities as held for trading assets.

        CANADIAN ZINC CORPORATION

         (a development stage company)

        Notes to Financial Statements

        For the Nine Months ended September 30, 2007

        (Unaudited)

5.	Resource Interests

The Company’s resource interests comprise the Prairie Creek Mine Property:

	September 30, 2007	December 31, 2006
Acquisition costs:
- mining lands	$3,158,000	$3,158,000
- plant and mill	500,000	500,000
	3,658,000	3,658,000
Reclamation security deposits	425,000	395,000
Increase from asset retirement obligations	650,090	746,630
Exploration and development costs (see table below)	31,073,211	21,900,626
	$35,806,301	$26,700,256

Exploration and development costs incurred in 2007 are detailed below:

	Three Months ended September 30, 2007	Nine Months ended September 30, 2007	Year ended December 31, 2006
Exploration and development costs
Assaying and metallurgical studies	$63,241	$274,232	$275,514
Camp operation and project development	1,101,598	2,346,983	1,963,577
Drilling and underground development	3,114,193	5,032,489	4,226,350
Insurance, lease rental	58,411	93,052	73,384
Permitting and environmental	201,441	487,058	578,952
Transportation and travel	328,501	682,009	753,717
	4,867,385	8,915,823	7,871,494
Amortization – asset retirement obligations	32,180	96,540	128,720
Amortization – mining plant and equipment	34,675	102,541	50,714
Asset retirement accretion	19,227	57,681	77,908

	86,082	256,762	257,342
Total exploration and development costs for the period	4,953,467	9,172,585	8,128,836
Exploration and development costs, beginning of period	26,119,744	21,900,626	13,771,790
Exploration and development costs, end of period	$31,073,211	$31,073,211	$21,900,626

        CANADIAN ZINC CORPORATION

        (a development stage company)

        Notes to Financial Statements

        For the Nine Months ended September 30, 2007

        (Unaudited)

5.	Resource Interests (continued)

Prairie Creek Mine

The Company holds a 100% interest in the Prairie Creek Mine property, plant and equipment located in the Northwest Territories, Canada.

In 1996, the Company concluded a Co-operation Agreement with the Nahanni Butte Dene Band (“Nahanni”), part of the Deh Cho First Nations.  In return for co-operation and assistance undertakings given by Nahanni towards the development of the Prairie Creek Project, the Company granted the following net profit interest and purchase option to Nahanni:

(i)
A 5% annual net profits, before taxation, interest in the Prairie Creek Project, payable following the generation of profits after taxation equivalent to the aggregate cost of bringing the Prairie Creek Project into production and establishing the access road; and

(ii)
An option to purchase either a 10% or a 15% interest in the Prairie Creek Project at any time prior to the expiry of three months following permitting for the Project, for the cash payment of either $6 million or $9 million, subject to price adjustment for exploration expenditure and inflation, respectively.

In October 2003 Nahanni informed the Company that Nahanni considers the Agreement terminated.  Such termination is not in accordance with the provisions of the Agreement.  The Company is currently re-negotiating the Agreement with Nahanni.

During 2003 the Company renewed two surface leases granted by the Federal Government relating to the operation and care and maintenance of the Prairie Creek Mine Property for a period of ten years terminating September 30, 2012.  The Company paid $100,000 upon execution of the lease and is obligated to pay $30,000 per year for five years to a maximum of $250,000 (the final amount of which was paid in the quarter ended March 31, 2007), as a security deposit for the performance of abandonment and reclamation obligations under the leases.

On September 10, 2003 the Company was granted a Type A Land Use Permit and a Type B Water Licence (reissued February 2006) by the Mackenzie Valley Land and Water Board for a period of five years commencing September 10, 2003 for underground development and exploration and for metallurgical testing.

On June 12, 2006, under the terms of the Land Use Permit (MV2001C0023 Part 3C, Section 38) and Water Licence (MV2001L2-0003, Part B, Section 2) the Company contributed $30,000 and $70,000, respectively, as security deposits for reclamation obligations.

On May 11, 2006 the Mackenzie Valley Land and Water Board issued a Land Use Permit for the Phase 3 Exploration Drilling Program.  The Land Use Permit (MV2004C0030) is valid for five years and allows surface exploration and diamond drilling at up to 60 sites.  Under the terms of the Permit (Part C, Section 56), a security deposit for $75,000 was made on June 12, 2006.

On April 10, 2007, the Mackenzie Valley Land and Water Board issued a Land Use Permit for use of the road which connects the Prairie Creek Mine with the Liard Highway. The Land Use Permit (MV2003F0028) is valid for five years to April 10, 2012.  Under the terms of the Permit (Condition #38; 26 (1)(I)) a security deposit in the amount of $100,000 is payable prior to the first use of the road.

        CANADIAN ZINC CORPORATION

        (a development stage company)

        Notes to Financial Statements

        For the Nine Months ended September 30, 2007

        (Unaudited)

5.	Resource Interests (continued)

On June 7, 2007, the Company applied to the Mackenzie Valley Land and Water Board for a Class B water licence (MV2007L8-0026) needed to rehabilitate a portion of the road in the proximity of the mine site and sought authorization from the Department of Fisheries and Oceans to carry out the work. On June 29, 2007, the Company applied to Indian and Northern Affairs Canada for a quarrying permit to obtain rock to be used in the road rehabilitation. These applications are pending.

During the nine months ended September 30, 2007, the Company has engaged in an active exploration program at the Prairie Creek Mine Property in order to gain further knowledge about the property and to facilitate the completion of a Technical Report to NI43-101 standards, which report was completed subsequent to September 30, 2007.

6.	Plant and Equipment

	September 30, 2007			December 31 2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining equipment	$653,923	$311,803	$342,120	$619,287	$217,610	$401,677
Pilot plant	108,161	79,409	28,752	108,161	71,062	37,099
Furniture, fixtures & equipment	97,415	78,407	19,008	92,078	75,432	16,646
	$859,499	$469,619	$389,880	$819,526	$364,104	$455,422

7.	Asset Retirement Obligation

	September 30, 2007	December 31, 2006
Balance – beginning of the period	$1,380,120	$1,302,212
Accretion expense	57,681	77,908
Balance – end of the period	$1,437,801	$1,380,120

The Company’s asset retirement obligation arises from its obligations to undertake site reclamation and remediation in connection with its Prairie Creek Mine Site infrastructure and development.

The total undiscounted amount of the estimated cash flows required to settle the Company’s reclamation and remediation obligations, as at September 30, 2007, is estimated to be $1,958,209 (December 31, 2006 - $1,958,209).  While it is anticipated that some expenditures will be incurred during the life of the operation to which they relate (should mining activity commence), a significant component of this expenditure will only be incurred at the end of the mine life. In determining the fair value of the asset retirement obligation, the Company has assumed a long-term inflation rate of 2.5%, a credit-adjusted risk-free discount rate of 6.5% and a weighted average useful life of production facilities and equipment of ten years. Elements of uncertainty in estimating this amount include changes in the projected mine life, reclamation expenditures incurred during ongoing operations and reclamation and remediation requirements and alternatives.

        CANADIAN ZINC CORPORATION

        (a development stage company)

        Notes to Financial Statements

        For the Nine Months ended September 30, 2007

        (Unaudited)

8.           Share Capital

Authorized: Unlimited (2006 – unlimited) common shares with no par value.

    Shares issued and outstanding:

Number of Shares		Amount
Balance, December 31, 2006	107,590,212	$59,993,621
Stock options exercised at $0.23 per share (including $27,000 from contributed surplus attributed to stock-based compensation)	450,000	130,500
Income tax effect on flow-through share renouncement (Note 11)	-	(2,729,600)
Balance, March 31, 2007	108,040,212	$57,394,521
Stock options exercised at $0.89 per share (including $63,824 from contributed surplus attributed to stock-based compensation)	100,000	152,824
Broker warrants exercised at between $0.72 and $0.93 per share (including $139,228 from contributed surplus attributed to the fair value of warrants attached to private placements issued in prior periods)	302,738	360,467
Balance, June 30, 2007	108,442,950	$57,907,812
Private Placement at $0.85 per Unit ($233,918 issuance costs)	11,765,000	9,766,332
Value of share purchase warrants added to contributed surplus		(1,365,667)
Broker warrants exercised at $0.72 per share (including $3,487 from contributed surplus attributed to the fair value of warrants attached to private placements issued in prior periods)	6,012	7,815
Balance, September 30, 2007	120,213,962	$66,316,292

On July 23, 2007 the Company completed a private placement of 11,765,000 Units at a price of $0.85 per unit for total proceeds of $10,000,250.  Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole Warrant entitles the holder to purchase one common share at a price of $1.20 per Warrant Share, until July 23, 2009.  A value of $1,365,667 was assigned to the warrants issued and added to contributed surplus. The fair value of the warrants was calculated at $0.23 each (see Note 9(b)).

        CANADIAN ZINC CORPORATION

         (a development stage company)

        Notes to Financial Statements

        For the Nine Months ended September 30, 2007

        (Unaudited)

9.           Stock Options, Warrants and Contributed Surplus

(a)           Stock Options

The Company has an incentive stock option plan in place under which it is authorized to grant stock options to directors, executive officers, employees and consultants. At September 30, 2007, the Company was allowed to grant up to 10% of the issued share capital of the Company as stock options. Stock options are exercisable once they have vested under the terms of the grant. A summary of the Company’s options at September 30, 2007 and the changes for the three and nine month periods then ended is presented below:

	Three months ended September 30,
	2007		2006
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,170,000	$0.69	3,610,000	$0.58
Cancelled	-	-	(30,000)	0.89
Outstanding, end of period	4,170,000	$0.69	3,580,000	$0.58

	Nine months ended September 30,
	2007		2006
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,780,000	$0.66	4,000,000	$0.56
Granted	-	-	300,000	0.89
Cancelled	(60,000)	0.89	(30,000)	0.89
Exercised	(550,000)	0.35	(690,000)	0.60
Outstanding, end of period	4,170,000	$0.69	3,580,000	$0.58

        CANADIAN ZINC CORPORATION

         (a development stage company)

        Notes to Financial Statements

        For the Nine Months ended September 30, 2007

        (Unaudited)

9.           Stock Options, Warrants and Contributed Surplus

(a)           Stock Options (continued)

As at September 30, 2007, the Company has outstanding stock options (all fully vested and exercisable) to purchase an aggregate 4,170,000 common shares as follows:

Number	Weighted Average Exercise Price	Expiry Date
2,860,000	$0.60	January 14, 2010
110,000	$0.89	June 27, 2011
1,200,000	$0.90	December 13, 2011
4,170,000	$0.69

Using the fair value method for stock-based compensation, the Company recorded a charge of $Nil during the three month period ended September 30, 2007 (three months to September 30, 2006 - $Nil) and $Nil for the nine months to September 30, 2007 (nine months to September 30, 2006 - $191,473). No stock options have been granted in the nine month period ended September 30, 2007.

(b)           Warrants

A summary of the Company’s warrants issued and outstanding as at September 30, 2007 is as follows:

Balance of Warrants Outstanding at December 31, 2006	Number of Warrants Expired/ Exercised during 2007	Issued During 2007	Balance of Warrants Outstanding at September 30, 2007	Exercise Price Per Warrant	Expiry Date	Warrant Value

6,666,666	-	-	6,666,666	$1.00	January 30, 2008	$ 2,263,858
814,093	(293,194)	-	520,899	$0.72	January 30, 2008	372,623
666,666	-	-	666,666	$1.00	January 30, 2008	319,999
2,777,778	-	-	2,777,778	$1.15	November 23, 2008	845,077
194,444	-	-	194,444	$1.15	November 23, 2008	73,362
486,957	-	-	486,957	$1.15	November 23, 2008	183,723
388,889	(15,556)	-	373,333	$0.93	November 23, 2008	159,887
-	-	5,882,500	5,882,500	$1.20	July 23, 2009	1,365,667
11,995,493	(308,750)	5,882,500	17,569,243			$ 5,584,196

        CANADIAN ZINC CORPORATION

         (a development stage company)

        Notes to Financial Statements

        For the Nine Months ended September 30, 2007

        (Unaudited)

9.           Stock Options, Warrants and Contributed Surplus

(b)            Warrants (continued)

The fair value of the warrants issued during the nine months ended September 30, 2007 was determined using the Black-Scholes option pricing model based upon the following terms and assumptions: dividend yield of 0%, risk free interest rate of 3.96%, volatility of 67% and expected life of 2 years. Following the Black-Scholes model valuation, the fair value of the warrants was determined by bifurcating the warrant value and the closing share price from the amount per unit in the private placement offering (see Note 8).

(c)           Contributed Surplus

A summary of the contributed surplus account is presented below:
	Options	Warrants	Unexercised Options and Warrants	Total

Balance, December 31, 2006	$2,004,303	$4,361,244	$113,299	$6,478,846
Options cancelled	(38,295)	-	38,295	-
Exercise of options	(90,824)	-	-	(90,824)
Warrants issued		1,365,667		1,365,667
Broker warrants exercised	-	(142,715)	-	(142,715)
Balance, September 30, 2007	$1,875,184	$5,584,196	$151,594	$7,610,974

10.           Related Party Transactions

The Company incurred the following expenses to directors and corporations controlled by directors of the Company:

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006

Executive and director compensation	$100,500	$104,342	$313,700	$469,251
Rent	3,000	3,300	9,000	9,900
	$103,500	$107,642	$322,700	$479,151

All transactions with related parties were within the normal course of business. These transactions have been recorded at amounts agreed to by the transacting parties.

        CANADIAN ZINC CORPORATION

        (a development stage company)

        Notes to Financial Statements

        For the Nine Months ended September 30, 2007

        (Unaudited)

11.	Income Taxes

The Company’s future income tax liability arises from the renunciation of mineral exploration expenditures on flow-through shares issued to investors.  During the year ended December 31, 2006, the Company renounced to subscribers of 6,956,522 flow-through shares Canadian Exploration Expenditures (CEE) of $8,000,000.  The Company has applied the accounting treatment recommended by the Canadian Institute of Chartered Accountants Emerging Issues Committee Recommendation 146 which requires the recognition of an additional future income tax liability of $2,729,600, representing the tax effect of the renunciation, and a corresponding reduction in shareholders’ equity to be recorded in the quarter ended March 31, 2007.

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce such exploration expenditure to the subscribers allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares.  A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.  The flow-through gross proceeds less the qualified expenditures made to date represent the funds received from flow-through shares issuances which have not been spent and which are held by the Company.  As at September 30, 2007, all of the flow-through proceeds have been expended.

12.	Subsequent events

On October 15, 2007, the Company granted stock options to purchase an aggregate of 695,000 common shares at $0.94 per share to an officer and to employees and contractors of the Company. 595,000 stock options vest on February 15, 2008 and 100,000 stock options vest on October 15, 2008. The stock options expire October 15, 2012 and each option entitles the holder to acquire one common share of the Company.